Filed Pursuant to Rule 433

Registration No. 333-140954

June 4, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated June 4, 2007)

Issuer:	Georgia Power Company

Security:	Series 2007B 5.70% Senior Notes due June 1, 2017

Ratings:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)

Size:	$450,000,000

Public Offering Price:	99.784%

Maturity:	June 1, 2017

Treasury Benchmark:	4.50% due May 15, 2017

US Treasury Yield:	4.929%

Spread to Treasury:	80 basis points

Re-offer Yield:	5.729%

Redemption Terms:	At any time at a discount of Treasury plus 15 basis points

Coupon:	5.70%

Interest Payment Dates:	June 1 and December 1 of each year beginning December 1, 2007

Format:	SEC Registered

Transaction Date:	June 4, 2007

Expected Settlement Date:	June 12, 2007 (T+6)

Joint Book-Running and Lead Managers:	Goldman, Sachs & Co.
Lehman Brothers Inc.
Joint Lead Manager:	J.P. Morgan Securities Inc.

Co-Managers:	Deutsche Bank Securities Inc.
Greenwich Capital Markets, Inc.
HSBC Securities (USA) Inc.
Mizuho Securities USA Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Lehman Brothers Inc. toll-free at 1-888-603-5847.